Nasdaq Regulation

Nasdaq

Lisa Roberts
Vice President
Listing Qualifications

September 29, 2023

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 29, 2023 The Nasdaq Stock Market LLC (the "Exchange") received from Nvni Group Limited (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Ordinary shares, par value $0.00001 per share

Warrants to purchase ordinary shares, each whole warrant exercisable for one ordinary share at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Lisa Roberts